EOS ENERGY ENTERPRISES, INC.
AMENDED AND RESTATED
2012 EQUITY INCENTIVE PLAN
Plan Document
1.    Introduction.
(a)Purpose; Assignment and Assumption.
(i)By resolution of its Board approved on April 4, 2012, Eos Energy Storage LLC (the “Old Eos”) established the “Eos Energy Storage LLC 2012 Equity Incentive Plan” (the “Original Plan”) (i) to enhance Old Eos’ ability to attract highly qualified personnel; (ii) to strengthen Old Eos’ retention capabilities; (iii) to enhance the long-term performance and competitiveness of Old Eos’; and (iv) to align the interests of the Original Plan participants with those of Old Eos’ shareholders.
(ii)In connection with the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 7, 2020, by and between Eos Energy Enterprises, Inc. (the “Company”), Eos Energy Enterprises Intermediate Holdings LLC (f/k/a New Eos Energy LLC) (“Intermediate”), Old Eos, and the other parties thereto (the “Merger Agreement”), (A) Old Eos agreed to assign to Intermediate, and Intermediate agreed to assume from Old Eos, the Original Plan and the award agreements issued thereunder (the “First Assumption”), and (B) following such assignment and assumption, Intermediate agreed to assign to the Company, and the Company agreed to assume from Intermediate, the Original Plan and the award agreements issued thereunder (the “Second Assumption”). In connection with the Second Assumption, the Board determined, (x) pursuant to Section 19 of the Original Plan, to amend and restate the Original Plan in its entirety and to enter into this “Eos Energy Enterprises, Inc. Amended and Restated 2012 Equity Incentive Plan” (the “Plan”), and (y) to “freeze” the Plan such that no new Awards may be granted under the Plan following the Effective Date (as defined below).
(b)Definitions. Terms in the Plan and its Appendix that begin with an initial capital letter have the defined meaning set forth in Appendix I or elsewhere in this Plan, in either case unless the context of their use clearly indicates a different meaning.
(c)Effective Date. The Original Plan became effective on April 4, 2012, and this Plan became effective as of November 16, 2020 (the “Effective Date”).
2.    Types of Awards. The Plan permits the granting of the following types of Awards according to the Sections of the Plan listed below:

Section 5    Options
Section 7    RSUs
Section 10    Dividend Equivalent Rights
3.    Shares Available for Awards.

(a)Generally. Subject to Section 1(a)(ii) above and Section 13 below, a total of 280,403 Shares shall be available for issuance under the Plan (the “Share Reserve”); provided, that, such Share Reserve shall only be available to satisfy Awards previously issued prior to the Effective Date, and no new Awards of any kind may be issued hereunder on or after the Effective Date. Additionally, any Shares to be issued under this Plan in excess of the Share Reserve shall instead be issued out of the shares reserved for issuance under the Eos Energy Enterprises, Inc. Amended and Restated 2020 Incentive Plan (the “2020 Plan”) in order to satisfy any obligation of the Company to issue Shares under this Plan with respect to awards previously issued hereunder.
(b)No Replenishment; Counting of Shares.
(i)Any Shares reserved for Awards will no longer be available for future Awards if the Shares for any reason are never issued to a Participant or Beneficiary pursuant to an Award (for example, due to its settlement in cash rather than in Shares, or the Award’s forfeiture, cancellation, expiration, or net settlement through the issuance of Shares). Upon any such event, such Shares will instead be added to the shares reserved for issuance under the 2020 Plan for future awards in accordance with the 2020 Plan, as determined by the administrator of the 2020 Plan in its sole discretion.
(ii)Further, and to the extent permitted under Applicable Law, the maximum number of Shares available for delivery under the Plan shall not be reduced by any Shares issued under the Plan through the settlement, assumption, or substitution of outstanding awards or obligations to grant future awards as a condition of the Company’s or an Affiliate’s acquiring another entity. On the other hand, Shares that a Person owns and tenders in payment of all or part of the exercise price of an Award or in satisfaction of applicable Withholding Taxes shall not increase the number of Shares available for future issuance under the Plan.
4.    Eligibility.
(a)General Rule. Subject to the express provisions of the Plan, the Committee shall determine from the class of Eligible Persons those Persons to whom Awards may be granted. Each Award shall be evidenced by an Award Agreement that sets forth its Grant Date and all other terms and conditions of the Award, that is signed on behalf of the Company (or delivered by an authorized agent through an electronic medium), and that, if required by the Committee, is signed by the Eligible Person as an acceptance of the Award. The grant of an Award shall not obligate the Company or any Affiliate to continue the employment or service of any Eligible Person, or to provide any future Awards or other remuneration at any time thereafter.
(b)Replacement Awards. Subject to Applicable Law (including any associated shareholder approval requirements), the Committee may, in its sole discretion and upon such terms as it deems appropriate, require as a condition of the grant of an Award to a Participant that the Participant, consent to surrender for cancellation some or all of the Awards or other grants that the Participant has received under this Plan or otherwise. An Award conditioned upon such surrender may or may not be the same type of Award, may cover the same (or a lesser or greater) number of Shares as such surrendered Award, may have other terms that are determined without regard to the terms or conditions of such surrendered Award, and may contain any other terms that the Committee deems appropriate.
5.    Options.

(a)    Grants. The Committee may grant Options to Eligible Persons pursuant to Award Agreements setting forth terms and conditions that are not inconsistent with the Plan. In the case of an Option, the Award Agreement may provide that the Option is immediately exercisable or may become exercisable in whole or in part based on future events or conditions, may include vesting or other requirements for the right to exercise the Option, and may differ for any reason between Eligible Persons or classes of Eligible Persons, provided in all instances that:
(i)the exercise price for Shares subject to purchase through exercise of an Option shall not be less than 100% of the Fair Market Value of the underlying Shares on the Grant Date (unless the Award replaces a previously issued Option); and
(ii)no Option shall be exercisable for a term ending more than ten years after its Grant Date.
(b)    Method of Exercise. Each Option may be exercised, in whole or in part (provided that the Company shall not be required to issue fractional Shares) at any time and from time to time prior to its expiration, but only pursuant to the terms of the applicable Award Agreement, and subject to the times, circumstances and conditions for exercise contained in the applicable Award Agreement. Exercise shall occur by delivery of both written notice of exercise to the secretary of the Company, and payment of the full exercise price for the Shares being purchased. The methods of payment that the Committee may in its discretion accept or commit to accept in an Award Agreement include:
(i)cash or check payable to the Company (in U.S. dollars);
(ii)other Shares that (A) are owned by the Participant who is purchasing Shares pursuant to an Option, (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is being exercised, (C) are all, at the time of such surrender, free and clear of any and all claims, pledges, liens and encumbrances, or any restrictions which would in any manner restrict the transfer of such shares to or by the Company (other than such restrictions as may have existed prior to an issuance of such Shares by the Company to such Participant), and (D) are duly endorsed for transfer to the Company;
(iii)a net exercise by surrendering to the Company Shares otherwise receivable upon exercise of the Option;
(iv)a cashless exercise program that the Committee may approve, from time to time in its discretion, pursuant to which a Participant may elect to concurrently provide irrevocable instructions (A) to such Participant’s broker or dealer to effect the immediate sale of the purchased Shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the exercise price of the Option plus all applicable taxes required to be withheld by the Company by reason of such exercise, and (B) to the Company to deliver the certificates for the purchased Shares directly to such broker or dealer in order to complete the sale; or
(v)any combination of the foregoing methods of payment.
The Company shall not be required to deliver Shares pursuant to the exercise of an Option until the Company has received sufficient funds or value to cover the full exercise price due and all applicable Withholding Taxes required by reason of such exercise.

(c)Exercise of an Unvested Option. The Committee may, in its sole discretion, set forth in an Award Agreement that a Participant may exercise an unvested Option, in which case the Shares then issued shall be restricted Shares having analogous vesting restrictions to the unvested Option.
(d)Termination of Continuous Service. The Committee may establish and set forth in the applicable Award Agreement the terms and conditions on which an Option shall remain exercisable, if at all, following termination of a Participant’s Continuous Service. The Committee may waive or modify these provisions at any time. To the extent that a Participant is not entitled to exercise an Option at the date of his or her termination of Continuous Service, or if the Participant (or other Person entitled to exercise the Option) does not exercise the Option to the extent so entitled within the time specified in the Award Agreement or below (as applicable), the Option shall terminate and the Shares underlying the unexercised portion of the Option shall revert to the Plan and become available for future Awards.
The following provisions shall apply to the extent an Award Agreement does not specify the terms and conditions upon which an Option shall terminate when there is a termination of a Participant’s Continuous Service:

Reason for terminating Continuous Service	Option Termination Date
(I) By the Company for Cause, or what would have been Cause if the Company had known all of the relevant facts.	Termination of the Participant’s Continuous Service, or when Cause first existed if earlier.
(II) Disability of the Participant.	One year after termination of the Participant’s Continuous Service.
(III) Retirement of the Participant.	Six months after termination of the Participant’s Continuous Service.
(IV) Death of the Participant during Continuous Service or within 90 days thereafter.	One year after termination of the Participant’s Continuous Service.
(V) Any other reason.	90 days after termination of the Participant’s Continuous Service.
Notwithstanding any provision hereof or within an Award Agreement, no Option shall ever be exercisable after the expiration date of its original term as set forth in the Award Agreement.
(e)Anti-dilution for Cash Dividends. If expressly provided in an Award Agreement, the exercise price for Options will be equitably adjusted (in a manner that is reasonably intended to avoid triggering additional taxes under Section 409A of the Code) for some or all of the cash dividends or extraordinary capital distributions that the Company pays with respect to its Shares during the period between the Option’s Grant Date and its exercise date.
6.    RESERVED
7.    RSUs.

(a)Grant. The Committee may grant RSUs to Eligible Persons, in all cases pursuant to Award Agreements setting forth terms and conditions that are not inconsistent with the Plan. The Committee shall establish as to each RSU Award the number of Shares deliverable or subject to the Award (which number may be determined by a written formula), and the period or periods of time (the “Restriction Period”) at the end of which all or some restrictions specified in the Award Agreement shall lapse, and the Participant shall receive unrestricted Shares (or cash to the extent provided in the Award Agreement) in settlement of the Award. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability, and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Committee, including, without limitation, criteria based on the Participant’s duration of Continuous Service, individual, group, or divisional performance criteria, Company performance, or other criteria selection by the Committee. The Committee may make RSU Awards with or without the requirement for payment of cash or other consideration.
(b)Vesting and Forfeiture. The Committee shall set forth, in an Award Agreement granting RSUs, the terms and conditions that establish when the Participant’s interest in the Shares subject to RSUs will become vested and non-forfeitable. Except as set forth in the applicable Award Agreement or as the Committee otherwise determines, upon termination of a Participant’s Continuous Service for any reason, the Participant shall forfeit his or her RSUs to the extent the Participant’s interest therein has not vested on or before such termination date.
(c)Deferral Elections for RSUs. To the extent specifically provided in an Award Agreement and subject to and in accordance with Section 8 below, a Participant who is a member of a select group of management or highly compensated Employees (within the meaning of ERISA) may irrevocably elect, in accordance with Section 8 below, to defer the receipt of all or a percentage of the Shares that would otherwise be transferred to the Participant both more than 12 months after the date of the Participant’s deferral election and upon the vesting of an RSU Award. If the Participant makes this election, the Company shall credit the Shares subject to the election, to a deferred share account established pursuant to Section 8 below on the date such Shares would otherwise have been delivered to the Participant pursuant to this Section.
(d)Issuance of Shares upon Vesting. As soon as practicable after vesting of a Participant’s right to receive Shares underlying RSUs, the Company shall deliver to the Participant, free from vesting restrictions, one Share for each vested RSU, unless an Award Agreement provides otherwise and subject to Section 11 regarding Withholding Taxes. No fractional Shares shall be distributed, and cash shall be paid in lieu thereof.
8.    RESERVED
9.    RESERVED
10.    Dividend Equivalent Rights. The Committee may grant Dividend Equivalent Rights to any Eligible Person, and may do either pursuant to an Award Agreement that is independent of any other Award, or through a provision in another Award (other than an Option) that Dividend Equivalent Rights attach to the Shares underlying the Award. For example, and without limitation, the Committee may grant a Dividend Equivalent Right in respect of each Share subject to a RSU Award.
(a)Nature of Right. Each Dividend Equivalent Right shall represent the right to receive amounts based on the dividends declared on Shares as of all dividend payment dates during the term of the Dividend Equivalent Right (as determined by the Committee). Unless otherwise determined by the Committee, a Dividend Equivalent Right shall expire upon termination of the Participant’s Continuous

Service, provided that a Dividend Equivalent Right that is granted as part of another Award shall have a term and an expiration date that coincide with those of the related Award.
(b)Settlement. Unless otherwise provided in an Award Agreement, Dividend Equivalent Rights shall be paid out on the (i) on the record date for dividends if the Award occurs on a stand-alone basis, and (ii) on the vesting or later settlement date (or other date specified in the Award Agreement) for another Award if the Dividend Equivalent Right is granted as part of it. Payment of all amounts determined in accordance with this Section 10 shall be in Shares, with cash paid in lieu of fractional Shares, provided that the Committee may instead provide in an Award Agreement for cash settlement of all or part of the Dividend Equivalent Rights. For Dividend Equivalent Rights settled in Shares, only the Shares actually issued pursuant to Dividend Equivalent Rights shall count against the Share limits set forth in Section 3 above.
(c)Other Terms. The Committee may impose such other terms and conditions on the grant of a Dividend Equivalent Right as it deems appropriate in its discretion as reflected by the terms of the Award Agreement. The Committee may establish a program under which Dividend Equivalent Rights may be granted in conjunction with other Awards.
11.    Taxes; Withholding; Code §409A.
(a)General Rule. Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards, and neither the Company, nor any Affiliate, nor any of their employees, directors, or agents shall have any obligation to mitigate, indemnify, or to otherwise hold any Participant harmless from any or all of such taxes.
(b)Withholding. The Company’s obligation to deliver Shares (or to pay cash) to Participants pursuant to Awards is at all times subject to their prior or coincident satisfaction of all required Withholding Taxes. Except as otherwise provided under the Plan or in an Award Agreement, no later than the date as of which an amount first becomes includible in a Participant’s taxable income for U.S. federal, state, local or non-U.S. income or social insurance tax purposes with respect to an Award, the Participant shall pay to the Company (or to the Affiliate employing the Participant), or make arrangements satisfactory to the Company (or such Affiliate) for the payment of any such income, social insurance, and other taxes of any kind required by law to be withheld with respect to such taxable amount. Notwithstanding the foregoing, the Company and its Affiliates may, in each of their sole discretion, withhold a sufficient number of Shares that are otherwise issuable to the Participant pursuant to an Award in order to satisfy the minimum of any such taxes as may be necessary in the opinion of the Company or the Affiliate to satisfy all obligations for the payment of such taxes. For purposes of the foregoing, the Committee may establish such rules, regulations and procedures as it deems necessary or appropriate.
(c)U.S. Code Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Code Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Code Section 409A. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Code Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate (i) to exempt the Award from Code Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) to comply with the requirements of Code Section 409A and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

(d)Unfunded Tax Status. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Person pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Person any rights that are greater than those of a general creditor of the Company or any Affiliate, and a Participant’s rights under the Plan at all times constitute an unsecured claim against the general assets of the Company for the collection of benefits as they come due. Neither the Participant nor the Participant’s duly-authorized transferee or Beneficiaries shall have any claim against or rights in any specific assets, Shares, or other funds of the Company.
12.    Non-Transferability of Awards.
(a)General. Except as set forth in this Section 12, or as otherwise approved by the Committee, Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a death Beneficiary by a Participant will not constitute a transfer, and its effectiveness will be determined under the law of the state in which the Participant is domiciled at the time of making the designation. An Award may be exercised, during the lifetime of the holder of an Award, only by such holder, by the duly-authorized legal representative of a holder who is Disabled, or by a transferee permitted by this Section 12.
(b)Death. In the event of the death of a Participant, any outstanding Awards issued to the Participant shall automatically be transferred to the Participant’s Beneficiary (or, if no Beneficiary is designated or surviving, to the person or persons to whom the Participant’s rights under the Award pass by will or the laws of descent and distribution).
13.    Change in Capital Structure; Change in Control; Etc.
(a)Changes in Capitalization. The Committee shall equitably adjust the number of Shares covered by each outstanding Award, and the number of Shares that have been authorized for issuance under the Plan but as to which no Awards have yet been granted or that have been returned to the Plan upon cancellation, forfeiture, or expiration of an Award, as well as the exercise or other price per Share covered by each such outstanding Award, to reflect any increase or decrease in the number of issued Shares resulting from a stock-split, reverse stock-split, Share dividend, combination, recapitalization or reclassification of the Shares, merger, consolidation, change in organization form, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company. In the event of any such transaction or event, the Committee may provide in substitution for any or all outstanding Awards such alternative consideration (including cash or securities of any surviving entity) as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. In any case, such substitution of cash or securities shall not require the consent of any Person who is granted Awards pursuant to the Plan. Except as expressly provided herein, or in an Award Agreement, if the Company issues for consideration Shares of any class or securities convertible into Shares of any class, the issuance shall not affect, and no adjustment by reason thereof shall be required to be made with respect to, the number or price of Shares subject to any Award.
(b)Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company other than as part of a Change of Control, each Award will terminate immediately prior to the consummation of such dissolution or liquidation, subject to the ability of the Committee to exercise any discretion authorized in the case of a Change in Control.
(c)Change in Control. In the event of a Change in Control but subject to the terms of any Award Agreements or employment-related agreements between the Company or any Affiliates and any Participant, each outstanding Award shall be assumed or a substantially equivalent award shall be substituted by the surviving or successor company or a parent or subsidiary of such successor company

(in each case, the “Successor Company”) upon consummation of the transaction. Notwithstanding the foregoing, instead of having outstanding Awards be assumed or replaced with equivalent awards by the Successor Company, the Committee may in its sole and absolute discretion and authority, without obtaining the approval or consent of the Company’s shareholders or any Participant with respect to his or her outstanding Awards, take one or more of the following actions (with respect to any or all of the Awards, and with discretion to differentiate between individual Participants and Awards for any reason):
(i)accelerate the vesting of Awards so that Awards shall vest (and, to the extent applicable, become exercisable) as to the Shares that otherwise would have been unvested and provide that repurchase rights of the Company, if any, with respect to Shares issued pursuant to an Award shall lapse as to the Shares subject to such repurchase right;
(ii)arrange or otherwise provide for the payment of cash or other consideration to Participants in exchange for the satisfaction and cancellation of all or some outstanding Awards (based on the Fair Market Value, on the date of the Change in Control, of the Award being cancelled, based on any reasonable valuation method selected by the Committee, and with the Committee having full discretion to cancel either all Awards or only select Awards (such as only those that have vested on or before the Change in Control));
(iii)terminate all or some Awards upon the consummation of the transaction, provided that the Committee shall provide for vesting of such Awards in full as of a date immediately prior to consummation of the Change in Control. To the extent that an Award is not exercised, settled, or cancelled prior to consummation of a transaction in which the Award is not being assumed or substituted, such Award shall terminate upon such consummation; or
(iv)make such other modifications, adjustments or amendments to outstanding Awards or this Plan as the Committee deems necessary or appropriate, subject however to the terms set forth above.
Notwithstanding the above and unless otherwise provided in an Award Agreement or in any employment-related agreement between the Company or any Affiliate and the Participant, in the event a Participant is Involuntarily Terminated on or within 12 months (or other period set forth in an Award Agreement) following a Change in Control, then any Award that is assumed or substituted pursuant to this Section above shall accelerate and become fully vested (and become exercisable in full in the case of Options), and any repurchase right applicable to any Shares underlying the Award shall lapse in full. The acceleration of vesting and lapse of any repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the Participant’s Involuntary Termination.
14.    Termination, Rescission and Recapture of Awards.
(a)    Each Award under the Plan is intended to align the Participant’s long-term interests with those of the Company. Accordingly, unless otherwise expressly provided in an Award Agreement, the Company may terminate any outstanding, unexercised, unexpired, unpaid, or deferred Awards (“Termination”), rescind any exercise, payment or delivery pursuant to the Award (“Rescission”), or recapture any Shares (whether restricted or unrestricted) or proceeds from the Participant’s sale of Shares issued pursuant to the Award (“Recapture”), if the Participant does not comply with the conditions of subsections (b), (c), and (d) hereof (collectively, the “Conditions”).

(b)A Participant shall not, without the Company’s prior written authorization, disclose to anyone outside the Company, or use in other than the Company’s business, any proprietary or confidential information or material, as those or other similar terms are used in any applicable patent, confidentiality, inventions, secrecy, or other agreement between the Participant and the Company (or policy applicable to the Participant) with regard to any such proprietary or confidential information or material.
(c)Pursuant to any agreement between the Participant and the Company with regard to intellectual property (including but not limited to patents, trademarks, copyrights, trade secrets, inventions, developments, improvements, proprietary information, confidential business and personnel information), a Participant shall promptly disclose and assign to the Company or its designee all right, title, and interest in such intellectual property, and shall take all reasonable steps necessary to enable the Company to secure all right, title and interest in such intellectual property in the United States and in any foreign country.
(d)Upon exercise, payment, or delivery of cash or Shares pursuant to an Award, the Participant shall, if requested in writing by the Company, certify on a form acceptable to the Company that he or she is in compliance with the terms and conditions of the Plan and, if a severance of Continuous Service has occurred for any reason, shall state the name and address of the Participant’s then-current employer or any entity for which the Participant performs business services and the Participant’s title, and shall identify any organization or business in which the Participant either owns (directly or indirectly, and whether legally or beneficially) a greater-than-five-percent equity interest, or is able to exercise, alone or with others, management and control.
(e)If the Company determines, in its sole and absolute discretion, that (i) a Participant has violated any of the Conditions during his or her Continuous Service, or within one year after its termination for any reason, or (ii) during his or her Continuous Service, or within one year after its termination for any reason, a Participant (x) has rendered services to or otherwise directly or indirectly engaged in or assisted, any organization or business that, in the judgment of the Company in its sole and absolute discretion, is or is working to become competitive with the Company; (y) has solicited any non-administrative employee of the Company to terminate employment with the Company; or (z) has engaged in activities which are materially prejudicial to or in conflict with the interests of the Company, including any breaches of fiduciary duty or the duty of loyalty, then the Company may, in its sole and absolute discretion, impose a Termination, Rescission, and/or Recapture with respect to any or all of the Participant’s relevant Awards, Shares, and the proceeds thereof.
(f)Within ten days after receiving notice from the Company of any such activity described in Section 14(e) above, the Participant shall deliver to the Company the Shares acquired pursuant to the Award, or, if Participant has sold the Shares, the gain realized, or payment received as a result of the rescinded exercise, payment, or delivery; provided, that if the Participant returns Shares that the Participant purchased pursuant to the exercise of an Option (or the gains realized from the sale of such Share), the Company shall promptly refund the exercise price, without earnings, that the Participant paid for the Shares. Any payment by the Participant to the Company pursuant to this Section 14 shall be made either in cash or by returning to the Company the number of Shares that the Participant received in connection with the rescinded exercise, payment, or delivery. It shall not be a basis for Termination, Rescission or Recapture if after termination of a Participant’s Continuous Service, the Participant purchases, as an investment or otherwise, stock or other securities of such an organization or business, so long as (i) such stock or other securities are listed upon a recognized securities exchange or traded over-the-counter, and (ii) such investment does not represent more than a five percent (5%) equity interest in the organization or business.

(g)Notwithstanding the foregoing provisions of this Section 14, the Company has sole and absolute discretion not to require Termination, Rescission and/or Recapture, and its determination not to require Termination, Rescission and/or Recapture with respect to any particular act by a particular Participant or Award shall not in any way reduce or eliminate the Company’s authority to require Termination, Rescission and/or Recapture with respect to any other act or Participant or Award. Nothing in this Section 14 shall be construed to impose obligations on the Participant to refrain from engaging in lawful competition with the Company after the termination of Continuous Service that does not violate the Conditions, other than any obligations that are part of any separate agreement between the Company and the Participant or that arise under Applicable Law.
(h)All administrative and discretionary authority given to the Company under this Section 14 shall be exercised by the most senior human resources executive of the Company or such other person or committee (including without limitation the Committee) as the Committee may designate from time to time.
(i)If any provision within this Section 14 is determined to be unenforceable or invalid under any Applicable Law, such provision will be applied to the maximum extent permitted by Applicable Law, and shall automatically be deemed amended in a manner consistent with its objectives and any limitations required under Applicable Law.
15.    Recoupment of Awards. Unless otherwise specifically provided in an Award Agreement, and to the extent permitted by Applicable Law, the Committee may in its sole and absolute discretion, without obtaining the approval or consent of the Company’s shareholders or of any Participant, require that any Participant reimburse the Company for all or any portion of any Awards granted under this Plan (“Reimbursement”), or the Committee may require the Termination or Rescission of, or the Recapture relating to, any Award, if and to the extent —
(a)the granting, vesting, or payment of such Award was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement;
(b)in the Committee’s view the Participant either benefited from a calculation that later proves to be materially inaccurate, or engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by the Company or any Affiliate; and
(c)a lower granting, vesting, or payment of such Award would have occurred based upon the conduct described in clause (b) of this Section 15.
In each instance, the Committee may, to the extent practicable and allowable or required under Applicable Laws, require Reimbursement, Termination or Rescission of, or Recapture relating to, any such Award granted to a Participant. Notwithstanding any other provision of the Plan, all Awards shall be subject to Reimbursement, Termination, Rescission, and/or Recapture to the extent required by Applicable Law, including but not limited to Section 10D of the Exchange Act.
16.Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
17.Administration of the Plan. The Committee shall administer the Plan in accordance with its terms, provided that the Board may act in lieu of the Committee on any matter. The Committee shall hold meetings at such times and places as it may determine and may prescribe, amend, and rescind such rules and regulations, and procedures for the conduct of its business as it deems advisable. In the absence of a duly appointed Committee, the Board shall function as the Committee for all purposes of the Plan.
(a)Committee Composition. The Board shall appoint the members of the Committee. If and to the extent permitted by Applicable Law, the Committee may authorize one or more executive officers to make Awards to Eligible Persons other than themselves. The Board may at any time appoint additional members to the Committee, remove and replace members of the Committee with or without Cause, and fill vacancies on the Committee however caused.
(b)Powers of the Committee. Subject to the provisions of the Plan, the Committee shall have the authority, in its sole discretion:
(i)to grant Awards and to determine Eligible Persons to whom Awards shall be granted from time to time, and the number of Shares, units, or dollars to be covered by each Award;
(ii)to determine, from time to time, the Fair Market Value of Shares;
(iii)to determine, and to set forth in Award Agreements, the terms and conditions of all Awards, including any applicable exercise or purchase price, the installments and conditions under which an Award shall become vested (which may be based on performance), terminated, expired, cancelled, or replaced, and the circumstances for vesting acceleration or waiver of forfeiture restrictions, and other restrictions and limitations;
(iv)to approve the forms of Award Agreements and all other documents, notices and certificates in connection therewith which need not be identical either as to type of Award or among Participants;
(v)to construe and interpret the terms of the Plan and any Award Agreement, to determine the meaning of their terms, and to prescribe, amend, and rescind rules and procedures relating to the Plan and its administration;
(vi)to the extent consistent with the purposes of the Plan and without amending the Plan, to modify, to cancel, or to waive the Company’s rights with respect to any Awards, to adjust or to modify Award Agreements for changes in Applicable Law, and to recognize differences in foreign law, tax policies, or customs to require, as a condition precedent to the grant, vesting, exercise, settlement, and/or issuance of Shares pursuant to any Award, that a Participant agree to execute a general release of claims (in any form that the Committee may require, in its sole discretion, which form may include any other provisions, e.g. confidentiality and restrictions on competition, that are found in general claims release agreements that the Company utilizes or expects to utilize);
(vii)in the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting, settlement, or exercise of Award, such as a system using an internet website or interactive voice response, to implement paperless documentation, granting, settlement, or exercise of Awards by a Participant may be permitted through the use of such an automated system; and

(viii)to make all interpretations and to take all other actions that the Committee may consider necessary or advisable to administer the Plan or to effectuate its purposes.
Subject to Applicable Law and the restrictions set forth in the Plan, the Committee may delegate administrative functions to individuals who are Employees.
(c)Local Law Adjustments and Sub-plans. To facilitate the making of any grant of an Award under this Plan, the Committee may adopt rules and provide for such special terms for Awards to Participants who are located within the United States, foreign nationals, or who are employed by the Company or any Affiliate outside of the United States of America as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Without limiting the foregoing, the Company is specifically authorized to adopt rules and procedures regarding the conversion of local currency, taxes, withholding procedures and handling of stock certificates which vary with the customs and requirements of particular countries. The Company may adopt sub-plans and establish escrow accounts and trusts, and settle Awards in cash in lieu of shares, as may be appropriate, required or applicable to particular locations and countries.
(d)Action by Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by an officer or other Employee of the Company or any Affiliate, the Company’s independent certified public accounts, or any executive compensation Consultant or other professional retained by the Company to assist in the administration of the Plan.
(e)Deference to Committee Determinations. The Committee shall have the discretion to interpret or construe ambiguous, unclear, or implied (but omitted) terms in any fashion it deems to be appropriate in its sole discretion, and to make any findings of fact needed in the administration of the Plan or Award Agreements. The Committee’s prior exercise of its discretionary authority shall not obligate it to exercise its authority in a like fashion thereafter. The Committee’s interpretation and construction of any provision of the Plan, or of any Award or Award Agreement, and all determination the Committee makes pursuant to the Plan shall be final, binding, and conclusive. The validity of any such interpretation, construction, decision or finding of fact shall not be given de novo review if challenged in court, by arbitration, or in any other forum, and shall be upheld unless clearly made in bad faith or materially affected by fraud.
(f)Claims Limitations Period. Any Participant who believes he or she is being denied any benefit or right under the Plan may file a written claim with the Committee. Any claim must be delivered to the Committee within forty-five (45) days of the specific event giving rise to the claim. Untimely claims will not be processed and shall be deemed denied. The Committee, or its designee, will notify the Participant of its decision in writing as soon as administratively practicable. Claims not responded to by the Committee in writing within one hundred and twenty (120) days of the date the written claim is delivered to the Committee shall be deemed denied. The Committee’s decision is final and conclusive and binding on all persons. No lawsuit relating to the Plan may be filed before a written claim is filed with the Committee and is denied or deemed denied, and any lawsuit must be filed within one year of such denial or deemed denial or be forever barred.
(g)No Liability; Indemnification. Neither the Board nor any Committee member, nor any Person acting at the direction of the Board or the Committee, shall be liable for any act, omission, interpretation, construction or determination made in good faith with respect to the Plan, any Award or any Award Agreement. The Company shall pay or reimburse any member of the Committee, as well as any Employee or Consultant who in good faith takes action on behalf of the Plan, for all expenses incurred with respect to the Plan, and to the full extent allowable under Applicable Law shall indemnify each and every one of them for any claims, liabilities, and costs (including reasonable attorney’s fees) arising out of their good faith performance of duties on behalf of the Plan. The Company and its Affiliates may, but shall not be required to, obtain liability insurance for this purpose, and shall provide advancements for such claims, liabilities, and costs (including reasonable attorney’s fees for which indemnification is reasonably expected).
(h)Expenses. The expenses of administering the Plan shall be borne by the Company provided that one or more of its Affiliates may agree in writing to be jointly and severally liable for such expenses.
18.Modification of Awards and Substitution of Options. Within the limitations of the Plan, the Committee may modify an Award to accelerate the rate at which an Option may be exercised, to accelerate the vesting of any Award, to extend or renew outstanding Awards, to accept the cancellation of outstanding Awards to the extent not previously exercised, or to make any change that the Plan would permit for a new Award. Notwithstanding the foregoing, no modification of an outstanding Award may materially and adversely affect a Participant’s rights thereunder unless either (i) the Participant provides written consent to the modification, or (ii) before a Change in Control, the Committee determines in good faith that the modification is not materially adverse to the Participant.
19.Plan Amendment and Termination. The Board may amend or terminate the Plan as it shall deem advisable; provided that no change shall be made that increases the total number of Shares reserved for issuance pursuant to Awards (except pursuant to Section 13 above) unless such change is authorized by the shareholders of the Company. A termination or amendment of the Plan shall not materially and adversely affect a Participant’s vested rights under an Award previously granted to him or her, unless the Participant consents in writing to such termination or amendment. Notwithstanding the foregoing, the Committee may amend the Plan to comply with changes in tax or securities laws or regulations, or in the interpretation thereof.
20.    Term of Plan. If not sooner terminated by the Board, this Plan shall terminate at the close of business on April 4, 2022. No Awards shall be made under the Plan after the Effective Date.
21.    Governing Law. The terms of this Plan shall be governed by the laws of the State of Delaware, without regard to the State’s conflict of laws rules.
22.    Laws and Regulations.
(a)General Rules. This Plan, the granting of Awards, the exercise of Options, and the obligations of the Company hereunder (including those to pay cash or to deliver, sell or accept the surrender of any of its Shares or other securities) shall be subject to all Applicable Law. In the event that any Shares are not registered under any Applicable Law prior to the required delivery of them pursuant to Awards, the Company may require, as a condition to their issuance or delivery, that the persons to whom the Shares are to be issued or delivered make any written representations and warranties (such as that such Shares are being acquired by the Participant for investment for the Participant’s own account and not with a view to, for resale in connection with, or with an intent of participating directly or indirectly in, any distribution of such Shares) that the Committee may reasonably require, and the Committee may in its sole discretion include a legend to such effect on the certificates representing any Shares issued or delivered pursuant to the Plan.

(b)Black-out Periods. Notwithstanding any contrary terms within the Plan or any Award Agreement, the Committee shall have the absolute discretion to impose a “blackout” period on the exercise of any Option, as well as the settlement of any Award, with respect to any or all Participants (including those whose Continuous Service has ended) to the extent that the Committee determines that doing so is either desirable or required in order to comply with applicable securities laws.
(c)Severability; Blue Pencil. In the event that any one or more of the provisions of this Plan shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. If, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.
23.    No Shareholder Rights. Neither a Participant nor any transferee or Beneficiary of a Participant shall have any rights as a shareholder of the Company with respect to any Shares underlying any Award until the date of issuance of a stock certificate to such Participant, transferee, or Beneficiary for such Shares in accordance with the Company’s governing instruments and Applicable Law. Prior to the issuance of Shares pursuant to an Award, a Participant shall not have the right to vote or to receive dividends or any other rights as a stockholder with respect to the Shares underlying the Award, notwithstanding its exercise in the case of Options. No adjustment will be made for a dividend or other right that is determined based on a record date prior to the date the stock certificate is issued, except as otherwise specifically provided for in this Plan or an Award Agreement.

Appendix I: Definitions
As used in the Plan, the following terms have the meanings indicated when they begin with initial capital letters within the Plan:
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person or the power to elect directors, whether through the ownership of voting securities, by contract or otherwise; and the terms “affiliated,” “controlling” and “controlled” have meanings correlative to the foregoing.
“Applicable Law” means the legal requirements relating to the administration of options and share-based plans under any applicable laws of the United States, any other country, and any provincial, state, or local subdivision, any applicable stock exchange or automated quotation system rules or regulations, as such laws, rules, regulations and requirements shall be in place from time to time.
“Award” means any award made, in writing or by an electronic medium, pursuant to the Plan, including awards made in the form of an Option, an RSU, a Dividend Equivalent Right, or any combination thereof, whether alternative or cumulative.
“Award Agreement” means any written document setting forth the terms of an Award that has been authorized by the Committee. The Committee shall determine the form or forms of documents to be used, and may change them from time to time for any reason.
“Beneficiary” means the person or entity designated by the Participant, in a form approved by the Company, to exercise the Participant’s rights with respect to an Award or receive payment or settlement under an Award after the Participant’s death.
“Board” means the Board of Directors of the Company.
“Cause” will have the meaning set forth in any unexpired employment agreement between the Company and the Participant. In the absence of such an agreement, “Cause” will exist if the Participant is terminated from Continuous Service for any of the following reasons: (i) the Participant’s conviction of, or plea of nolo contendere to, a felony, or of a misdemeanor involving acts of dishonesty or breach of fiduciary duty, (ii) the Participant’s willful failure to substantially perform his or her duties and responsibilities to the Company or deliberate violation of a material Company policy; (iii) the Participant’s commission of any act or acts of fraud, embezzlement, dishonesty, or other willful misconduct; (iv) the Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (v) Participant’s willful and material breach of any of his or her obligations under any written agreement or covenant with the Company. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time, and the term “Company” will be interpreted herein to include any Affiliate or successor thereto, if appropriate. Furthermore, a Participant’s Continuous Service shall be deemed to have terminated for Cause within the meaning hereof (as of the earlier of the date on which the Participant’s Continuous Service ended and the date of the pertinent act or circumstance, not the date of its subsequent discovery) if, at any time (whether before, on, or after termination of the Participant’s Continuous Service), facts or circumstances are discovered that would have justified a termination for Cause.

“Change in Control” means unless another definition is set forth in an Award Agreement, the first of the following to occur after the Effective Date:
(i)Acquisition of Controlling Interest. Any Person (other than Persons who are Employees at any time more than one year before a transaction) becomes the Beneficial Owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing 50.1% or more of the combined voting power of the Company’s then outstanding securities. In applying the preceding sentence, an agreement to vote securities shall be disregarded unless its ultimate purpose is to cause what would otherwise be Change in Control, as reasonably determined by the Board.
(ii)Merger. The Company consummates a merger, or consolidation of the Company with any other corporation unless: (a) the voting securities of the Company outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; and (b) no Person (other than Persons who are Employees at any time more than one year before the transaction) becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 50.1% or more of the combined voting power of the Company’s then outstanding securities.
(iii)Sale of Assets. The shareholders of the Company approve an agreement for the sale or disposition by the Company of all, or substantially all, of the Company’s assets.
(iv)Liquidation or Dissolution. The shareholders of the Company approve a plan or proposal for liquidation or dissolution of the Company.
Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Shares of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.
“Code” means the Internal Revenue Code of 1986, as amended from time to time.
“Committee” means the Compensation Committee of the Board or it successor.
“Company” means Eos Energy Enterprises, Inc., a Delaware corporation; provided that in the event the Company reincorporates to another jurisdiction, all references to the term “Company” shall refer to the Company in such new jurisdiction.
“Consultant” means any person (other than an Employee), including an advisor, who is engaged by the Company or any Affiliate to render services and is compensated for such services.
“Continuous Service” means a Participant’s period of service in the absence of any interruption or termination, as an Employee or Consultant. Continuous Service shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; (iv) transfers between locations of the Company or between the Company and its Affiliates. Changes in status between service as an Employee and a Consultant will not constitute an interruption of Continuous Service if the individual continues to perform bona fide services for the Company. The Committee shall have the discretion to determine whether and to what extent the vesting of any Awards shall be tolled during any paid or unpaid leave of absence; provided, however, that in the absence of such determination, vesting for all Awards shall be tolled during any such unpaid leave (but not for a paid leave).
“Disabled” will have the meaning set forth for the term “Disabled” or “Disability” in any unexpired employment agreement between the Company and the Participant. In the absence of such an agreement, “Disabled” means a condition under which the Participant –
(i)is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can reasonably be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or
(ii)received income replacement benefits for a period of not less than three months under an accident or health plan covering employees of the Company.
    “Dividend Equivalent Rights” means Awards pursuant to Section 10 of the Plan, which may be attached to other Awards.
“Eligible Person” means any Consultant or Employee and includes non-Employees to whom an offer of employment has been or is being extended.
“Employee” means any person whom the Company or any Affiliate classifies as an employee (including an officer) for employment tax purposes, whether or not that classification is correct.
“Employer” means the Company and each Subsidiary and Affiliate that employs one or more Participants.
“Fair Market Value” as of any date, the value of Common Stock determined as follows:
a.If the Shares are listed on any established stock exchange or a national market system, the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;
b.If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or
c.In the absence of an established market for the Shares, the Fair Market Value will be determined in good faith by the Committee (acting on the advice of an independent third party, should the Committee elect in its sole discretion to utilize an independent third party for this purpose).
Notwithstanding the foregoing, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Section 409A of the Code to the extent necessary for an Award to comply with, or be exempt from, Section 409A of the Code.
“Grant Date” means the later of (i) the date designated as the “Grant Date” within an Award Agreement, and (ii) the date on which the Committee determines the key terms of an Award, provided that as soon as reasonably practical thereafter the Committee both notifies the Eligible Person of the Award and enters into an Award Agreement with the Eligible Person.
“Involuntary Termination” means termination of a Participant’s Continuous Service under the following circumstances occurring on or after a Change in Control:
(i)termination without Cause by the Company or an Affiliate or successor thereto, as appropriate; or
(ii)voluntary resignation by the Participant through the following actions: (1) the Participant provides the Company with written notice of the existence of one of the events, arising without the Participant’s consent, listed in clauses (A) through (C) below within thirty (30) days of the initial existence of such event; (2) the Company fails to cure such event within thirty (30) days following the date such notice is given; and (3) the Participant elects to voluntarily terminate employment within the ninety (90) day period immediately following such event. The events include: (A) a material reduction in the Participant’s authority, duties, and responsibilities, provided that a mere change in the Participant’s title shall not trigger an Involuntary Termination, (B) the Participant being required to relocate his place of employment, other than a relocation within fifty (50) miles of the Participant’s principal work site at the time of the Change in Control, or (C) a material reduction in the Participant’s Base Salary other than any such reduction consistent with a general reduction of pay for similarly-situated Participants.
“Option” means any right to buy Shares that is granted to a Participant pursuant to Section 5 above.
“Option Proceeds” shall mean the cash actually received by the Company for the exercise price in connection with the exercise of Options that are exercised after the Effective Date of the Plan, plus the maximum tax benefit that could be realized by the Company as a result of the exercise of such Options, which tax benefit shall be determined by multiplying (i) the amount that is deductible for Federal income tax purposes as a result of any such Option exercise (currently, equal to the amount upon which the Participant's withholding tax obligation is calculated), times (ii) the maximum Federal corporate income tax rate for the year of exercise. With respect to Options, to the extent that a Participant pays the exercise price and/or withholding taxes with Shares, Option Proceeds shall not be calculated with respect to the amounts so paid in Shares.
“Participant” means any Eligible Person who holds an outstanding Award.
“Person” means any natural person, association, trust, business trust, cooperative, corporation, general partnership, joint venture, limited partnership, limited liability company, real estate investment trust, regulatory body, governmental agency or instrumentality, unincorporated organization or organizational entity.
“Plan” means this Eos Energy Enterprises, Inc. Amended and Restated 2012 Equity Incentive Plan.
“Recapture”, “Rescission”, “Reimbursement” have the meanings set forth in Section 14 of the Plan.
“Recoupment” has the meaning set forth in Section 15 of the Plan.
“RSU” means a right granted to a Participant to receive Shares or cash upon the lapse of restrictions imposed under Section 7.
“Retirement” means a Participant’s termination of Continuous Service after age 65.
“Share” or “Shares” means the Class A common stock of the Company, par value $0.0001 per share.
“Termination” has the meaning set forth in Section 14 of the Plan.
“Withholding Taxes” means the aggregate minimum amount of federal, state, local and foreign income, payroll and other taxes that the Company and any Affiliates are required to withhold in connection with any Award.